BIGLARI HOLDINGS INC.

March 2015
www.biglariholdings.com

LEGAL DISCLAIMER

This presentation may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ markedly from those projected or discussed herein. Biglari Holdings Inc. ("Biglari Holdings" or the "Company") cautions readers not to place undue reliance upon any such forward-looking statements, for actual results may differ materially from expectations. Biglari Holdings does not update publicly or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Further information on the risks and other factors that could affect Biglari Holdings and its business can be found in the Company's filings with the Securities and Exchange Commission (the "SEC").

Biglari Holdings, its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's shareholders in connection with the matters to be considered at Biglari Holdings' 2015 Annual Meeting of Shareholders. Biglari Holdings has filed a definitive proxy statement (the "Proxy Statement") and an accompanying proxy card with the SEC in connection with such solicitation of proxies. Biglari Holdings advises all shareholders of the Company to read the Proxy Statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC's web site at http://www.sec.gov. In addition, the Company will provide copies of these materials without charge, when available, upon request. Requests for copies should be directed to the Company's proxy solicitor. Information regarding the identity of the potential participants in the solicitation of proxies, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement, including Annex A thereto.

TABLE OF CONTENTS

I. Executive Summary

ABOUT BIGLARI HOLDINGS

- Biglari Holdings Inc. ("BH," "Biglari Holdings," or the "Company") is a holding company owning wholly owned subsidiaries Steak n Shake Operations, Inc. ("Steak n Shake"), Western Sizzlin Corporation ("Western"), First Guard Insurance Company ("First Guard"), and Maxim Inc. ("Maxim")
  - Our investments are managed by Biglari Capital Corp. ("Biglari Capital"), and we are a limited partner in The Lion Fund, L.P. and The Lion Fund II, L.P. (collectively, "The Lion Fund")
- Sardar Biglari has served as Chairman and CEO since late summer of 2008 after he successfully led a campaign to reconstitute the Board of Directors (the "Board") of Steak n Shake, which would eventually become the base company of Biglari Holdings
  - Sardar Biglari delivered on the promises he made during the proxy campaign and led the remarkable turnaround of Steak n Shake from a money-losing restaurant company on the brink of insolvency to one of the most successful restaurant brands in the U.S. – sustaining 23 consecutive quarters of same-store sales growth and consistently generating strong cash flows
- The Company today is in the business of allocating capital among a collection of disparate businesses with the long-term objective of maximizing per-share intrinsic value(1)
  - ***OUR COMPANY IS, VERY SIMPLY, A VEHICLE FOR SHAREHOLDERS TO INVEST IN SARDAR BIGLARI – A PROVEN ENTREPRENEUR, OPERATOR, AND INVESTOR***
- In 2014 we added to our family of businesses with the acquisitions of First Guard and Maxim
- We currently employ a total of 23,851 people

(1) Note: Intrinsic value is measured by taking all future cash flows into and out of the business and discounting the net figures at an appropriate interest rate

A TRACK RECORD OF CREATING SHAREHOLDER VALUE



Since Sardar Biglari became CEO, our total shareholder return has outpaced the S&P 500 by 175%
Total Shareholder Return
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
▲266.8%
▲91.8%
Biglari Holdings
S&P 500 Index
Aug-08
Feb-09
Sep-09
Mar-10
Oct-10
May-11
Nov-11
Jun-12
Dec-12
Jul-13
Jan-14
Aug-14
Mar-15

Source: FactSet; Note: Chart from August 5, 2008 (the day Sardar Biglari was named CEO) through March 6, 2015

"The combination of cash earnings generated by operating businesses along with my capital allocation work will stoke our corporate performance, which according to our criterion must outdo our benchmark, the S&P 500 Index. Over the last six years, we believe BH's gain in per-share intrinsic value has *far* outstripped that of the S&P."

– Sardar Biglari

Letter from the Chairman, November 21, 2014

BUILDING LONG-TERM SHAREHOLDER VALUE

- Biglari Holdings is a dynamic enterprise with an entrepreneur at the helm whose objective is to build long-term shareholder value
  - ***SINCE 2008, SARDAR HAS BEEN EXTREMELY TRANSPARENT ABOUT THE COMPANY'S LONG-TERM OBJECTIVES AND HAS CAUTIONED THAT ONLY LONG-TERM SHAREHOLDERS SHOULD OWN OUR STOCK***

> **"We are seeking long-term shareowners, for we plan to manage the company on the same time frame."**
>
> Letter from the Chairman, October 21, 2008 (emphasis added)

> **"And there is no better barometer of value creation over the *very* long haul than stock price. You should measure our results over the long term to ascertain the validity of our approach. Rest assured, we will fire ourselves if we fail to create value over time."**
>
> Letter from the Chairman, December 8, 2009 (emphasis added)

> **"We seek to strengthen our competitive position and seize engaging opportunities that lead us knowingly to trade near-term profits for higher long-term value."**
>
> Letter from the Chairman, December 9, 2010 (emphasis added)

> **"Our communications consistently underwrite our desire to attract only long-term shareholders whom we label as true blue-chip investors. Possessing a long-term orientation is a competitive advantage. For us to invest for the long haul, we know it is imperative that our shareholders invest in BH for the long haul. We will continue to strive to avidly excite the attention of blue-chip shareholders who are unfazed by near-term fluctuations in our stock or by the vagaries of the stock market. Rather, such investors are placing their confidence in us and, like us, judge performance on the basis of long-term value creation."**
>
> Letter from the Chairman, December 9, 2010 (emphasis added)

> **"Consequently, our near-term profits have continued to be penalized, for we are developing and growing our franchise business, which we believe over the long haul will foster significant value."**
>
> Letter from the Chairman, December 10, 2011 (emphasis added)

> **"Shareholders who invest in BH should do so as they would have in a partnership with a ten-year lock-up. But if your time horizon is not expressed in a decade or more, then do not own BH stock."**
>
> Letter from the Chairman, December 10, 2011 (emphasis added)

BUILDING LONG-TERM SHAREHOLDER VALUE (CONT.)

"We are honored to be stewards of your capital, we value your long-term allegiance, and we anticipate a continuing, prosperous partnership."

Letter from the Chairman, December 7, 2012 (emphasis added)

"BH is an exceedingly adaptive organization; because so much rests on capital allocation, BH is foremost a jockey stock. Our catechism we know is not for everyone. For that reason we attempt to be explicit in our communications to ensure that any entering stockholder is fully knowledgeable about the company. An investor would be in error to own BH stock if he or she is not comfortable with our structure, strategy, or style. Those who are in accord with our idiosyncrasies and also have a long time horizon, then what this jockey can guarantee is that we will give all we have to create value over the *long haul*."

Letter from the Chairman, December 7, 2012 (emphasis added)

"Our model enables us to possess one of the longest time horizons in both the investment and the business world."

Letter from the Chairman, December 6, 2013 (emphasis added)

"We willingly traded near-term profits for higher long-term cash flows. In fact, we could have had record earnings in fiscal 2013. Instead, we chose to reinvest rather high sums in Steak n Shake to convey to our customers an extremely strong value proposition, to achieve a low cost structure, and to grow through franchising. We will continue to allocate capital on the basis of creating significantly greater dollar value per dollar spent. In essence, we are building a formidable platform for superior future results."

Letter from the Chairman, December 6, 2013 (emphasis added)

"Shareholders who invest in BH should do so just as they would in a partnership with conditions they find agreeable. We want only partners who understand and affirm our entrepreneurial approach and therefore are in accord with our philosophy, objectives, governance, and time horizons. For example, be sure your commitment would extend as long as a decade or more; otherwise, you would be mistaken in owning BH. Our job over a decade is to create value in excess of the S&P. We are making decisions and measuring results over highly extended intervals."

Letter from the Chairman, November 21, 2014 (emphasis added)

"By our assuming a long-term perspective and concentrating on equities, we are accepting near-term volatility in exchange for higher long-term results."

Letter from the Chairman, November 21, 2014 (emphasis added)

THE EVOLUTION OF BIGLARI HOLDINGS



Price Per Share
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
Aug-08
Feb-09
Sep-09
Mar-10
Oct-10
May-11
Nov-11
Jun-12
Dec-12
Jul-13
Jan-14
Aug-14
Mar-15
August 2008
Sardar Biglari named CEO
March 2010
Biglari Holdings acquires Western
Aug.-Sep. 2013
Biglari Holdings completes rights offering
Aug.-Sep. 2014
Biglari Holdings completes rights offering
February 2014
Biglari Holdings acquires Maxim
March 2014
Biglari Holdings acquires First Guard
266.8%
MAXIM
The Trucker's Insurance Company

Source: FactSet; Note: Historical share price adjusted for rights offerings and stock splits; Chart from August 5, 2008 (the day Sardar Biglari was named CEO) through March 6, 2015

BIGLARI HOLDINGS' PERFORMANCE VS. THE S&P 500 INDEX

	Annual Percentage Change	
Year[1]	Share price of Biglari Holdings[2]	S&P 500 Index[3]
2008	-12.1	-26.8
2009	172.4	26.5
2010	26.6	15.1
2011	-10.2	2.1
2012	5.9	16.0
2013	40.0	32.4
2014	-14.9	13.7
2015	6.9	1.0
Overall Gain	**266.8%**	91.8%

SINCE SARDAR BECAME CEO, SHAREHOLDERS HAVE EARNED 2.5x THE VALUE OF THE S&P 500

(1) Note: 2008 is a partial year from August 5, 2008 (the day Sardar Biglari was named CEO) through December 31, 2008, 2009-2014 are full calendar years, and 2015 is as of March 6, 2015
(2) Note: Historical share prices adjusted for rights offerings
(3) Source: FactSet; Note: Includes reinvested dividends

COMPOSITION OF BIGLARI HOLDINGS

BIGLARI HOLDINGS INC.

Steak 'n Shake

- Premium burger, fries, and milkshake restaurant chain
- 545 units (417 company-operated, 128 franchised)
- Current emphasis is being placed on domestic and international expansion via the franchise model

SUCCESSFUL TURNAROUND

Western Sizzlin

- A restaurant chain known for steak, seafood, and buffet-style dining
- Acquired by Biglari Holdings in March 2010
- Four company-operated units
- 68 franchised units

SUCCESSFUL ACQUISITION

INVESTMENTS

- Our investments are managed by Biglari Capital
- The objective is to take advantage of mispriced securities
- Value-oriented approach

364.3% RETURN

MAXIM

- Acquired in February 2014
- Media business (print and digital), as well as licensing of products and services
- Undergoing brand transformation

GOAL = PROFITABLE IN 2016

1st Guard — The Trucker's Insurance Company

- Acquired in March 2014
- Underwriter of commercial trucking insurance
- Management team remained intact post acquisition
- Never experienced an underwriting loss in its 17-year history

SUCCESSFUL ACQUISITION

OUR BUSINESS IS CAPITAL ALLOCATION

“Our economic objective is to allocate capital based upon maximizing per-share intrinsic value.”

– Sardar Biglari

Letter from the Chairman, December 6, 2013

BIGLARI HOLDINGS VERSUS OTHER LEADING CAPITAL ALLOCATORS



Biglari Holdings
Berkshire Hathaway
Icahn Enterprises
Loews Corporation
Total Shareholder Return
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Aug-08
Feb-09
Sep-09
Mar-10
Oct-10
May-11
Nov-11
Jun-12
Dec-12
Jul-13
Jan-14
Aug-14
Mar-15
266.8%
89.8%
86.0%
2.0%

Source: FactSet; Note: Chart from August 5, 2008 (the day Sardar Biglari was named CEO) through March 6, 2015

BIGLARI HOLDINGS IS NOT A RESTAURANT COMPANY, BUT A HOLDING COMPANY WITH DIVERSE BUSINESSES – INVESTORS IN THE ABOVE COMPANIES PLACE THEIR CONFIDENCE IN THE CAPITAL ALLOCATOR TO CREATE VALUE

OUR PLAN FOR CONTINUED SUCCESS

- Biglari Holdings is a dynamic enterprise with an entrepreneur at the helm whose objective is to build long-term shareholder value
  - We are devoted to pursuing acquisitions to expand our ownership of other businesses

THE PROPOSITION FOR SHAREHOLDERS OF BIGLARI HOLDINGS IS TO PARTNER WITH A PROVEN ENTREPRENEUR, OPERATOR, AND INVESTOR

Entrepreneur

- Sardar has founded several companies
- As a creative entrepreneur, he has been able to acquire unique assets that are undervalued and need fixing (e.g., Maxim), and companies that wish to be part of Biglari Holdings and whose management would remain in place (e.g., First Guard)

Operator

- Sardar has orchestrated one of the most successful turnarounds in restaurant history at Steak n Shake
- Sardar's customer-centric philosophy has a track record of dramatically improving both sales and profits

Investor

- As an investor, Sardar's approach is to take advantage of mispriced securities
- Investments for Biglari Holdings have averaged an annual return of 32.8% – or more than 364% return versus a 134% return for the S&P 500 Index*

*From August 1, 2009 to the end of CY 2014

BIGLARI HOLDINGS CORPORATE GOVERNANCE

- Diverse Board with the applicable skills and experience needed to oversee the Company
- Transparent articulation of Company objectives and expectations to shareholders (e.g., Chairman's Letters, lengthy Q&A sessions at Annual Meetings)
- Executive compensation directly tied to value creation
- Biglari Holdings' philosophy is centered on disciplined capital allocation

IS THERE A MORE IMPORTANT GOVERNANCE ISSUE THAN BEING A DISCIPLINED STEWARD OF CAPITAL?

OUR BOARD OF DIRECTORS



Sardar Biglari

Chairman & CEO
– Entrepreneur, Operator, and Investor



Philip L. Cooley

Vice Chairman
– Financial Expertise



William L. Johnson

Lead Independent Director
– Insurance Expertise



Kenneth R. Cooper

Independent Director
– Real Estate and Legal Expertise



James P. Mastrian

Independent Director
– Marketing Expertise



Ruth J. Person

Independent Director
– Management Expertise

GROVELAND'S TAKEOVER SCHEME

- A small firm called Groveland Capital LLC ("Groveland") with an immaterial position ***(0.167%)*** in Biglari Holdings is currently attempting a takeover of the Company for its own benefit

× ***GROVELAND HAS NO SKIN IN THE GAME***

– **Groveland and Nick Swenson have a miniscule stake (0.167%)**

– **Groveland's remaining five nominees own ZERO shares of the Company**

– **Groveland has a short-term time horizon and has traded in and out of our stock**

× ***GROVELAND'S NOMINEES HAVE NO RELEVANT SKILLS FOR THE BOARD***

– **Groveland has put forward an inexperienced slate of nominees who lack credibility**

× ***GROVELAND HAS NO PLAN***

– **Despite the fact that they are seeking to replace the entire Board and the CEO, Groveland has not articulated any plan or strategic initiatives for the Company**

× ***GROVELAND'S INTERESTS ARE NOT ALIGNED WITH OTHER SHAREHOLDERS***

– **The combination of Groveland's history of taking over companies for its own benefit and the fact that it will spend almost 20% of its "investment" on this proxy contest, provide clear evidence of its takeover intentions**

GROVELAND'S GOAL IS TO TAKE OVER A $1 BILLION COMPANY WITH A $1 MILLION INVESTMENT

QUESTIONS FOR GROVELAND

What qualifications do the Groveland nominees have for the Board and what is their plan?

- Who on the Groveland slate has restaurant operating experience?
  - How many restaurants did they operate?
  - What was their record of same-store sales growth?
  - What experience did they have in developing a franchising platform?
  - How could they improve Steak n Shake (one of only two restaurants nationally to have 23 consecutive quarters of same-store sales growth)?
- Who on the Groveland slate is qualified to run an insurance business?
  - Do they have the necessary legal licenses to oversee the business?
  - What is its plan to grow First Guard?
- Who on the Groveland slate is qualified to run a publishing business?
  - What is its vision and strategic plan to develop Maxim?
- Who on the Groveland slate is qualified to oversee a large investment portfolio?
  - What fees do they charge when managing assets?

What is Groveland's history?

- What is Groveland's investment track record?
- What is its assets under management?
- Why did Nick Swenson leave Whitebox if he was a "founder" and was able to "grow AUM by more than 1,000%?"
- Since Groveland was started in 2009, how much capital has it raised from outside investors?
- Why does it own such a small stake in Biglari Holdings?
- Why did Groveland structure a non-transferable rights offering at Pro-Dex that gave Swenson and his partner 100% of the over-subscription rights?
- Does Groveland know that an employee of Kingsbury Run (who is on the Board with Swenson at Air T) has been soliciting support for their campaign at Biglari Holdings?
- Should Kingsbury Run be a disclosed group participant?
- How did Groveland select this slate of nominees?
- Why is Swenson trying to be elected to the Board when he is already on three boards and seeking a fourth?
- How does Swenson justify enacting a poison pill at Air T when he ran a public campaign against the pill?
- How does Swenson justify taking the positions of both Chairman and CEO of Air T just a few months after calling for the separation of those roles?
- Why did Swenson's former firm invest with Tom Petters?
- Why has Groveland traded in and out of Biglari Holdings stock?
- **Why are they spending nearly 20% of their investment on a proxy contest?**
- **What is Groveland's agenda when it has such a small position in the Company?**

II. Biglari Holdings Overview

COMPOSITION OF BIGLARI HOLDINGS

Biglari Holdings uses a capital allocation strategy that redeploys cash generated at its subsidiaries to enhance the Company's intrinsic value growth

BIGLARI HOLDINGS INC.

Steak 'n Shake

- Premium burger, fries, and milkshake restaurant chain
- 545 units (417 company-operated, 128 franchised)
- Current emphasis is being placed on domestic and international expansion via the franchise model

SUCCESSFUL TURNAROUND

Western Sizzlin

- A restaurant chain known for steak, seafood, and buffet-style dining
- Acquired by Biglari Holdings in March 2010
- Four company-operated units
- 68 franchised units

SUCCESSFUL ACQUISITION

INVESTMENTS

- Our investments are managed by Biglari Capital
- The objective is to take advantage of mispriced securities
- Value-oriented approach

364.3% RETURN

MAXIM

- Acquired in February 2014
- Media business (print and digital), as well as licensing of products and services
- Undergoing brand transformation

GOAL = PROFITABLE IN 2016

1st Guard – The Trucker's Insurance Company

- Acquired in March 2014
- Underwriter of commercial trucking insurance
- Management team remained intact post acquisition
- Never experienced an underwriting loss in its 17-year history

SUCCESSFUL ACQUISITION

Under prior management Steak n Shake was within 90 days of insolvency

- After the Company was unable to retain an outside candidate as CEO, Sardar Biglari assumed the role of CEO in August 2008 – one month before the collapse of Lehman Brothers in the midst of the Great Recession



Price Per Share
$350
$300
$250
$200
$150
$100
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
May 9, 2007
Q2 2007 earnings released and guidance revised lower
Same-Store Traffic: ▼6.0%
Aug. 9, 2007
Q3 2007 earnings released and guidance revised lower
Same-Store Traffic: ▼5.7%
Aug. 13, 2007
CEO Peter Dunn resigns
Nov. 15, 2007
FY 2007 earnings released and provides weak guidance for FY 2008
Same-Store Traffic: ▼5.6%
Jan. 12, 2008
Q1 2008 guidance revised lower
Jan. 24, 2008
Q1 2008 earnings released
Same-Store Traffic: ▼13.3%
May 2008
The Board offered to hire a seasoned CEO with a significant pay package, but he did not accept
Aug. 5, 2008
Sardar Biglari named CEO
Steak n Shake's troubles started during economic expansion

Steak n Shake Same-Store Sales Declines

	2005	2006	2007	2008
1st Quarter	-	▼1.1%	▼1.7%	▼9.5%
2nd Quarter	-	▼0.3%	▼4.7%	▼6.3%
3rd Quarter	-	▼3.9%	▼4.3%	▼5.8%
4th Quarter	▼3.0%	▼3.4%	▼3.9%	▼7.4%

Source: FactSet; Note: Historical share price adjusted for rights offerings, and stock splits

In the face of daunting economic headwinds, Sardar Biglari resurrected Steak n Shake from near bankruptcy and initiated one of the great brand turnarounds in the history of the restaurant industry

SARDAR BIGLARI RESURRECTED STEAK N SHAKE

- As CEO of Steak n Shake, Sardar was and continues to be involved in all key day-to-day management decisions, including supply chain logistics, marketing, menu offerings, training, and franchising

  - ***SARDAR BIGLARI REPOSITIONED THE COMPANY WITH A NEW VISION, A NEW STRATEGY, A NEW TEAM, AND A NEW CULTURE***

- Under Sardar's leadership, same-store customer traffic grew by 37.8%



Cumulative Same-Store Customer Traffic Growth
40%
35%
30%
25%
20%
15%
10%
5%
10.1%
21.8%
27.6%
32.3%
35.1%
37.8%
2009
2010
2011
2012
2013
2014

Note: Fiscal year

STEAK N SHAKE'S REMARKABLE TURNAROUND

- When Sardar assumed management responsibilities, Steak n Shake was *losing* nearly $100,000 per day
  - **However, by FY 2010, the chain was *making* over $100,000 per day**

As a result of Sardar's focused turnaround strategy, Steak n Shake was awarded the Golden Chain accolade by Nation's Restaurant News in 2010

Steak n Shake Same-Store Sales Growth

	Prior Management				Current Management					
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
1st Quarter	-	▼1.1%	▼1.7%	▼9.5%	▼1.4%	▲14.4%	▲2.1%	▲5.5%	▲1.3%	▲3.0%
2nd Quarter	-	▼0.3%	▼4.7%	▼6.3%	▲2.4%	▲5.1%	▲4.3%	▲4.8%	▲0.3%	▲3.7%
3rd Quarter	-	▼3.9%	▼4.3%	▼5.8%	▲5.0%	▲7.5%	▲4.9%	▲2.9%	▲4.2%	▲1.0%
4th Quarter	▼3.0%	▼3.4%	▼3.9%	▼7.4%	▲10.1%	▲6.8%	▲5.3%	▲1.8%	▲3.3%	▲3.4%

STEAK N SHAKE IS *ONE OF ONLY TWO CHAINS* WITH CONSECUTIVE INCREASES IN SAME-STORE SALES OVER THE LAST 23 QUARTERS

SAME-STORE SALES GROWTH VERSUS THE KNAPP-TRACK INDEX


Cumulative Same-Store Sales
Prior Management
Current Management
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Q4 2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
-3.0%
1.7%
-2.1%
0.5%
-5.8%
-0.2%
-12.5%
-2.3%
4.1%
-5.9%
11.9%
-7.6%
16.6%
-6.4%
21.0%
-5.5%
23.7%
-6.6%
27.3%
-7.5%
Steak n Shake
Knapp-Track Index (1)

(1) Knapp-Track

Note: Fiscal year same-store sales growth; cumulative same-store sales reset at the start of FY 2009 for both Steak n Shake and the Knapp-Track Index

THE STEAK N SHAKE TURNAROUND HAS BEEN EXTRAORDINARY

6-YEAR CUMULATIVE SAME-STORE SALES GROWTH

6-Year Cumulative Same-Store Sales


27.3%
17.7%
13.1%
6.4%
5.8%
4.2%
0.0%
-0.3%
-2.2%
-2.3%
-2.4%
-4.0%
-5.5%
-6.4%
-7.5%
-11.3%
-17.9%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%

Source: Public filings

CUMULATIVE SAME-STORE CUSTOMER TRAFFIC GROWTH


Cumulative Same-Store Customer Traffic Growth
40%
35%
30%
25%
20%
15%
10%
5%
10.1%
21.8%
27.6%
32.3%
35.1%
37.8%
2009
2010
2011
2012
2013
2014

Note: Fiscal year

"We want to excite our present diners so they will visit our stores more often, and we want to attract new patrons. To capture a larger clientele, we will work vigorously with a relentless and tireless eye on the customers' preferences. Every decision we make is customer-centric in order to build an ardent following for generations to come."

– Sardar Biglari

Letter from the Chairman, October 21, 2008 (emphasis added)

SALES GROWTH WITHOUT LARGE CAPITAL EXPENDITURES



Cumulative Capital Expenditures
Capital Expenditures ($ in thousands)
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Prior Management
Cumulative Capital Expenditures
$321,533
Current Management
Cumulative Capital Expenditures
$62,152
WE GREW STEAK N SHAKE'S REVENUE BY INCREASING CUSTOMER TRAFFIC WITHIN EXISTING STORES, NOT BY SPENDING CAPITAL ON NEW UNITS
$30,707
$76,985
$140,607
$221,447
$290,090
$321,533
$5,751
$11,812
$22,904
$30,417
$36,754
$62,152
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Company-operated Units: 356 365 398 428 435 423 412 412 413 414 415 416

Note: Fiscal year

While many restaurants, including Steak n Shake under prior management, expanded their menus in an effort to increase sales, Sardar Biglari had the foresight to reposition the Steak n Shake brand to focus on burgers, fries, and shakes

CUSTOMER-CENTRIC APPROACH

- Because of Steak n Shake's relentless pursuit of maximizing efficiency in its operations, the Company has maintained constant prices despite rising commodity costs


Average Check vs. Consumer Price Index Growth
$7.25
$7.00
$6.75
$6.50
$6.25
$6.00
Average Check
$7.07
$6.67
$6.48
$6.44
$6.45
$6.46
$6.52
14%
12%
10%
8%
6%
4%
2%
Cumulative Change in CPI(1)
2008
2009
2010
2011
2012
2013
2014
Average Check
Cumulative Change in CPI

(1) U.S. Bureau of Labor Statistics

CONSISTENT FOCUS ON COST EFFICIENCIES



Food & Paper Cost Percentage
34%
33%
32%
31%
30%
29%
28%
27%
26%
28.8%
29.8%
30.9%
31.2%
31.9%
32.7%
33.4%
33.7%
SONIC America's Drive-In
Steak 'n Shake
BURGER KING
SHAKE SHACK
Jack in the box
Wendy's
the Habit BURGER GRILL

Source: Public filings

Note: Food & paper cost percentage calculated by dividing food & paper costs for company-operated restaurants by sales for company-operated restaurants; LTM as of March 6, 2015

CONSISTENT FOCUS ON COST EFFICIENCIES (CONT.)

- Sardar Biglari reengineered the cost structure with a focus on operational and strategic initiatives to increase efficiency and improve cash flow
- Restaurant-level labor costs have improved 430 bps since FY 2008
  - Improved labor management systems

Since FY 2008 our G&A overhead has improved 140 bps



Adjusted G&A Percentage(1)
8.0%
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
7.6%
6.2%
2008
2014

(1) G&A adjusted to remove costs associated with Steak n Shake's franchise initiative, which started in FY 2010

THE FUTURE OF STEAK N SHAKE IS FRANCHISING

- The franchise model provides annuity-like cash flow that reduces operating risks and increases return on invested capital
  - In FY 2014, 124 franchised restaurants generated $209.7 million in net sales and $12.2 million in franchise fees and royalties
- Our investment in franchising led to near-term costs that impacted margins; however, in the long run, we are confident that expansion via the franchise model creates value for our shareholders
  - At the end of FY 2008 there was one franchise in the development pipeline
  - At the end of FY 2014 there were 239 franchises in the development pipeline



Franchise Fees and Royalties
Franchise Fees and Royalties ($ in millions)
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
Prior Management
Current Management
30.6% CAGR
FY 2009
Emphasis placed on fixing unit economics
FY 2010
Beginning of franchising initiative
$3.9
$3.7
$4.0
$4.1
$4.2
$5.3
$6.5
$8.7
$12.2
2006
2007
2008
2009
2010
2011
2012
2013
2014

Note: Fiscal year

CREATION OF NON-TRADITIONAL UNITS

- We have opened additional avenues of growth and diversification in nontraditional venues, including airports, motorways, and universities

San Antonio International Airport


STEAK N SHAKE
BY Biglari

Western Kentucky University


STEAK N SHAKE
MILKSHAKES ONLY
PICK-UP


NEW!
Steak n Shake
STEAKBURGERS
DOUBLE 'N CHEESE
MICROWAVE READY IN SECONDS!

We are further leveraging the Steak n Shake brand through licensing opportunities with leading retailers (e.g., Walmart)

Steak n Shake is growing its global brand awareness through disciplined expansion in high-profile locations


Steak n Shake Signature
STEAKBURGERS
CBS
LATE SHOW with David Letterman
New York, NY


STEAK N SHAKE
Santa Monica, CA


STEAK N SHAKE
BRASSER
Cannes, France


BURGERS | FRIES | SHAKES
STEAK N SHAKE
Ibiza, Spain


STEAK N SHAKE
STEAKBURGERS
FRIES
MILKSHAKES
ستيك اند شيك
بيغلاري
Kuwait City, Kuwait

STEAK N SHAKE'S BRAND VALUE HAS DRAMATICALLY IMPROVED UNDER BIGLARI HOLDINGS

FIRST GUARD

- On March 19, 2014, we entered the property/casualty insurance business by acquiring First Guard, a gem of a company, which is a direct underwriter of commercial trucking insurance
- First Guard is a low-cost operator with extraordinary efficiency
  - ***FIRST GUARD HAS NEVER REGISTERED AN UNDERWRITING LOSS IN ITS HISTORY***
- First Guard Corporation began in 1937 as an insurance agency targeting small businesses and later adding trucking insurance
  - In 1965, Edmund B. Campbell, Jr. purchased the company – and after recognizing the inherent potential for insurance products for independent truckers, Ed Jr. turned First Guard into an exclusive provider of trucking insurance for owner-operators
  - In 1991, Ed Jr. sold the company to his son, Ed III, who instituted efficient operational strategies that, in 1997, led to the formation of First Guard Insurance Company
    - ***By directly selling insurance to truckers, maintaining underwriting discipline, and sustaining a low-cost operation, First Guard offers exceptional value to truckers and auspicious economics for its owner***
- Shown below are the results of First Guard (combined with its affiliated agency), in aggregate, since its formation:

Time Period	Revenues(1)	Earnings Before Taxes	Combined Ratio(2)
August 1, 1997 – September 30, 2014	$145,207,947	$42,698,277	79.1%

(1) Revenues comprise net premium volume, commissions, and management fees

(2) The combined ratio represents losses incurred plus expenses as compared to revenue from premiums; a combined ratio beneath 100% denotes an underwriting profit whereas a ratio above 100% signifies a loss

BIGLARI HOLDINGS TOOK STEPS TO OBTAIN REGULATORY APPROVAL AND MAINTAIN AN "A" RATING WITH A.M. BEST

"Having fielded numerous inquiries over the years about selling First Guard Insurance Company, the only pitch that ever resonated was Sardar Biglari's. The framework for our deal came together during our first meeting and basically boiled down to 'keep doing what you're doing.'"

– Ed Campbell, Founder & CEO of First Guard Insurance Company

FIRST GUARD (CONT.)

- In their nearly 50 years in the insurance business, the Campbell family has maintained a noteworthy record and earned an extraordinary reputation
  - Over the years, Ed III had been approached by other buyers, but the idea of his creation left in the hands of a "strategic" buyer or a private equity firm failed to appeal to him because of the disruptions such owners would cause for the business and its employees
  - We did not merely want to buy the business; we wanted Ed and his management team to continue to operate in the future as they had done in the past
  - ***BIGLARI HOLDINGS' FINANCIAL STRENGTH, AS WELL AS A DECENTRALIZED MANAGEMENT STRUCTURE, OFFERED GREAT APPEAL TO ED AND PAVED THE WAY FOR THE ACQUISITION***
- First Guard represents an ideal acquisition for Biglari Holdings because of its excellent management
  - We believe that our partnership with Ed and his team will unleash First Guard's potential to attain higher earnings in the coming years than would have existed if it had remained on its own
    - The prime reasons are that Biglari Holdings has deep capital strength and the willingness to withstand variability in results so long as the decisions involve the prospects of higher long-term profits
    - ***In fact, we expect net premium volume to increase in the coming year because, effective September 1, 2014, we materially reduced insurance premiums ceded to our reinsurer***
  - Without question, we will remain sufficiently disciplined to weigh underwriting profits over premium volume

FIRST GUARD IS AN EXEMPLARY ACQUISITION FOR US, AND WE EXPECT FUTURE ACQUISITIONS TO BE AIDED BY THIS HIGHLY SUCCESSFUL EXPERIENCE

MAXIM TRANSFORMATION

MAXIM

- On February 27, 2014, we acquired Maxim, a cash-depleting business that we are attempting to convert into a cash-generating business
- Although our preference is to purchase a well-managed business with terrific economic dynamics and at a prudent price, we will also venture into troubled companies, but only ones whose underlying business we think will become sound and promising once our methods are implemented. In such instances we find safety in a bargain price
- The magazine itself has been upgraded — from the quality of the paper, to the content, to the photography — thereby projecting a new vision and a new image
- With uplifting success stories, the new Maxim is aimed at becoming both inspirational and aspirational
- The magazine built the Maxim brand, and now we intend to utilize that brand to build cash-generating businesses
    - We believe that the Maxim franchise can develop high-margin lines of business, such as licensing consumer products and services
- ***THE EXPECTATION IS THAT MAXIM WILL BECOME PROFITABLE IN 2016***
- **We are actively investing in Maxim and have attracted *top talent from leading publishing companies*, including:**

DETAILS The New York Times Condé Nast WIRED VOGUE ELLE

Over the past year there have been numerous upgrades

March 2014


MAXIM
WHAT GUYS WANT
LAURA VANDERVOORT
Bares Her Fangs
Smallville's Supercrush Is TV's Sexiest Werewolf
(SUCK IT, TRUE BLOOD!)
Rich & Hot!
Meet Your New Dream Girls!
P.50
72 Crazy F**king Hours With
The Iron Sheik
+
Who Is the Best God?
P.56
March Madness Betting Guide
Olympic Moose Knuckle
Fozzie Bear Uncensored

- $5.99 cover price
- 7 ¾ x 10 ½ paper size

March 2015


MAXIM
$3.99
COME CLOSER
MEET THE MOST DESIRABLE WOMAN IN THE WORLD

- $3.99 cover price
- 8 ¾ x 10 ⅞ paper size
- Improved paper quality

✓ – New Team Member

- ✓ EDITOR IN CHIEF Kate Lanphear
- ✓ CREATIVE DIRECTOR Paul Martinez
- ✓ EDITORIAL DIRECTOR Aaron Gell
- ✓ DIGITAL DIRECTOR Mike Guy
- ✓ MANAGING EDITOR Nancy Gillen
- ✓ FASHION DIRECTOR Wayne Gross
- ✓ DESIGN DIRECTOR Matthew Lenning
- DIRECTOR OF PHOTOGRAPHY Andrea Volbrecht
- ✓ DIGITAL DESIGN DIRECTOR Andrea Nasca
- EXECUTIVE PRODUCER MAXIM TV Ken Shadford
- PRODUCTION DIRECTOR Gustavo Gonzalez

- ✓ DEPUTY EDITOR Andrew Burmon
- ✓ CONTRIBUTING EDITOR James Kaminsky
- ✓ EDITOR AT LARGE Chris Wilson
- ✓ SENIOR EDITOR Matt Berical
- ✓ SENIOR EDITOR Max Rivlin-Nadler
- ✓ ASSOCIATE EDITOR Adam Linehan
- DIGITAL MANAGING EDITOR Heather Albano
- ✓ SOCIAL MEDIA MANAGER Cara Hessels
- ✓ ASSISTANT MANAGING EDITOR Michele Tymann

- MANAGING ART DIRECTOR Paul Scirecalabrisotto
- ART DIRECTOR David Zamdmer
- ASSOCIATE ART DIRECTOR Oliver Yoo
- ✓ SENIOR PHOTO EDITOR Rebecca Karamehmedović
- ✓ PHOTO PRODUCER Emily Shenfeld
- DIGITAL PHOTO EDITOR Karis Doerner
- ✓ PHOTO ASSISTANT Joanna T. Garcia

- RESEARCH CHIEF Christian Smith
- ✓ COPY CHIEF Stephanie Makrias
- ✓ PRODUCTION ASSOCIATE April Mokwa

WEST COAST

- WEST COAST EDITOR Ruth Hilton
- ASSISTANT EDITOR Julian Stern

- ✓ VICE PRESIDENT LICENSING Jill Tully
- ✓ VICE PRESIDENT INTERNATIONAL SALES Stephen Barr
- INTERNATIONAL LICENSING MANAGER Stephanie Marino
- ✓ DIRECTOR OF BRAND MANAGEMENT Nancy Wynne
- ✓ HEAD OF DOMESTIC LICENSING Tricia Whalen
- ✓ DESIGN DIRECTOR Damian Wilkinson

- PUBLISHER Kevin Martinez ✓

- CHIEF MARKETING OFFICER Al Silvestri ✓
- GENERAL MANAGER, DIGITAL Dan Shar ✓
- ASSOCIATE PUBLISHER Elizabeth Bagdasarian ✓
- ASSOCIATE PUBLISHER Colin Marshall ✓
- BUSINESS DIRECTOR Kelsey Knight ✓

ADVERTISING SALES

- AD DIRECTOR Evan Bruno ✓
- ACCOUNT DIRECTOR Vanessa Verdino ✓
- ACCOUNT MANAGER Albert DeMatteo ✓
- ACCOUNT MANAGER Colleen Reid ✓
- ACCOUNT MANAGER Timothy Murray ✓
- MARKETING & SALES ASSOCIATE Dana Lombardi ✓
- SALES ASSOCIATE Jake Lauer ✓

- WEST COAST DIRECTOR Melissa Beal ✓
- MIDWEST DIRECTOR Marisa Warren ✓
- DETROIT DIRECTOR Brian Green ✓
- SOUTHEAST DIRECTOR Jim Young
- INTERNATIONAL DIRECTOR Fabio Montobbio
- CANADIAN DIRECTOR Mark Boxer
- WEST COAST ACCOUNT MANAGER Law Chambers ✓
- MIDWEST ACCOUNT MANAGER Emily McCoy ✓

- DIRECTOR DIGITAL AD OPS Sarah Hahn ✓
- DIGITAL INNOVATION DIRECTOR Jessi Castro ✓
- DIGITAL ACCOUNT MANAGER Emily Mejer ✓

INTEGRATED MARKETING

- SENIOR DIRECTOR Colin Surprenant
- ASSOCIATE DIRECTOR Samantha Shelly ✓
- MANAGER Laura Carlucci ✓
- MANAGER Emma Jenks-Daly ✓
- MANAGER Brookelyn Suddell
- ASSOCIATE MANAGER Brett Cohen ✓
- COORDINATOR John Williams ✓
- DIRECTOR OF EVENTS Lauren Farruggio
- SENIOR ART DIRECTOR W. Ross German ✓

- CHIEF OPERATING OFFICER Robert Price ✓
- FINANCE DIRECTOR Jonathan J. Bigham ✓
- DEPUTY GENERAL COUNSEL Ian Warren
- SENIOR PARALEGAL Catherine Baxter ✓
- PRODUCTION MANAGER Yvonne Parker ✓

A BIGLARI HOLDINGS COMPANY


The New York Times
Maxim...Makes a Foray Into Fashion
By Matthew Schneier
THE WALL STREET JOURNAL.
Maxim Tries On a New Style, Looking to Be a Classier Act
By Lukas I. Alpert
MAXIM
COME CLOSER
The revamped Maxim magazine

MAXIM HAS UNDERGONE A MAJOR UPGRADE

MAXIM IS A GLOBAL BRAND

MAXIM


Russia
Czech Republic
Ukraine
Italy
Croatia
United States
Mexico
India
South Korea
Thailand
Indonesia
South Africa
Australia

Maxim publishes 13 international editions

MAXIM IS DISTRIBUTED IN OVER 70 COUNTRIES AND IN EIGHT LANGUAGES


Print Ad Revenue March 2014 vs. March 2015
$ in thousands
$2,500
$2,000
$1,500
$1,000
$500
$0
$666.3
$2,100.6
▲215%
March 2014
March 2015

UNDER OUR OWNERSHIP, MAXIM'S PRINT ADVERTISING REVENUE HAS INCREASED DRAMATICALLY

Because of our successful turnaround at Steak n Shake, we were able to reallocate its surplus cash into investments

The investment of that cash has led to substantial returns for our shareholders

INVESTMENT RETURNS: 364.3%


Annual Returns
70%
60%
50%
40%
30%
20%
10%
0%
19.9%
14.0%
33.5%
15.1%
13.7%
2.1%
25.1%
16.0%
69.1%
32.4%
20.6%
13.7%
2009(1)
2010
2011
2012
2013
2014
Biglari Holdings Investment Portfolio(2)
S&P 500 Index(3)

(1) Non-annualized partial year return for the period August 1, 2009 (initial investment purchase was August 20, 2009) through December 31, 2009

(2) Performance results represent the aggregate performance of all investments made by Biglari Holdings (and its subsidiaries) for the period August 2009 through December 2014; Calculations of the performance results were made in accordance with industry accepted calculation methodologies

(3) Source for S&P 500 Index is FactSet and includes dividends

OUR 32.8% AVERAGE ANNUAL RETURN ON INVESTMENTS IS NEARLY DOUBLE THE S&P 500 INDEX'S 17.0%

CUMULATIVE RETURNS


Cumulative Returns
Biglari Holdings' Investments Gains to Loss Ratio(1)
Realized & Unrealized Gains: $491.6 million
Realized & Unrealized Losses: $1.2 million
400%
350%
300%
250%
200%
150%
100%
50%
0%
19.9%
14.0%
60.1%
31.2%
82.0%
34.0%
127.7%
55.4%
285.0%
105.8%
364.3%
133.9%
2009 (2)
2010
2011
2012
2013
2014
Biglari Holdings Investment Portfolio(3)
S&P 500 Index (4)

(1) Realized and unrealized gains include dividend income

(2) Non-annualized partial year return for the period August 1, 2009 (initial investment purchase was August 20, 2009) through December 31, 2009

(3) Performance results represent the aggregate performance of all investments made by Biglari Holdings (and its subsidiaries) for the period August 2009 through December 2014; Calculations of the performance results were made in accordance with industry accepted calculation methodologies

(4) Source for S&P 500 Index is FactSet and includes dividends

CUMULATIVE INVESTMENT GAINS


Investment Gains
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$1.3
$22.8
$38.1
$98.9
$342.7
$490.4
2009
2010
2011
2012
2013
2014

Note: Calendar year, except 2009 which is a partial period of August 20, 2009 through December 31, 2009

III. Biglari Holdings' Corporate Governance

SUMMARY OF OUR CORPORATE GOVERNANCE PRACTICES

We have made a concerted effort to ensure that our corporate governance culture is in alignment with our stated financial goals

- ✓ Diverse Board with applicable skills and experiences needed to oversee the Company
- ✓ Lead Independent Director
- ✓ Executive compensation directly tied to the creation of value
- ✓ No stock-based compensation
- ✓ Adoption of stock ownership guidelines for our nonemployee directors
- ✓ Transparent articulation of company objectives and expectations to shareholders
- ✓ Philosophy of disciplined capital allocation
- ✓ Expanded compensation discussion and analysis in proxy statements
- ✓ Disclosures that separate the discussion of operating business from investments
- ✓ Clawback policy for CEO incentive compensation

WE VIEW OUR SHAREHOLDERS AS LONG-TERM PARTNERS IN OUR BUSINESS AND WE PLEDGE TO CONTINUE BEING A STEWARD OF THEIR INVESTMENT

Sardar Biglari receives compensation as CEO of Biglari Holdings and for managing our operations

BIGLARI HOLDINGS INC.

Steak n Shake | Western Sizzlin | MAXIM | 1st Guard — The Trucker's Insurance Company

- **CEO Base salary**: $900,000
  - Base salary has not increased since 2009
- **CEO Incentive Agreement**:
  - 25% of improvement in Biglari Holdings' adjusted book value after high-water mark and 6% hurdle rate
  - 50% of after-tax compensation under the Incentive Agreement must be used to purchase stock of Biglari Holdings on the open market; no dilution to shareholders
  - Shares must be held for 3 years
  - Sardar Biglari received no incentive payment in 2014

Sardar Biglari receives fees as manager of Biglari Capital, which oversees our investments

BIGLARI CAPITAL CORP.

INVESTMENTS HAVE INCREASED IN VALUE BY 364.3% SINCE 2009

- **Management Fee:** 0%
- **Performance Fee:** 25% of gains after high-water mark and 6% hurdle rate
  - Biglari Capital only earns fees for performance since there is no management fee
  - This structure is substantially more favorable to limited partners than comparable publicly traded companies and standard hedge fund arrangements

The Incentive Agreement is solely for Sardar's role as CEO

CEO Incentive Agreement Design


"Measuring Point"
"Hurdle Rate"
"High-Water Mark"
+6%
Growth
Sardar Biglari receives incentive compensation equal to 25% of the incremental adjusted book value over the Measuring Point
No Incentive Paid to Sardar Biglari
Adjusted Book Value

THE CEO INCENTIVE AGREEMENT IS IN COMPLETE ALIGNMENT WITH THE COMPANY'S STATED GOALS OF MAXIMIZING VALUE

BIGLARI HOLDINGS CEO INCENTIVE AGREEMENT (CONT.)

Overall, we believe the incentive design for our CEO:

- ✓ ***Aligns with our objective of increasing the per-share intrinsic value of the enterprise***
- ✓ ***Serves as both a short- and long-term incentive through the required purchase of our common stock in the open market and 3-year holding period***
- ✓ ***Ensures proper long-term alignment with our shareholders given the share purchase provisions and holding requirements, while avoiding the dilution associated with equity awards***
- ✓ ***Offers shareholders advantageous tax treatment, since pre-tax cash incentive dollars are used to purchase shares in the open market***
- ✓ ***Avoids encouraging excessive risk taking by promoting action intended to create long-term, sustainable value for the benefit of all shareholders***

Long- and Short-Term Incentives



50% Long-Term Incentive (Equity)
50% Short-Term Incentive (Cash)

- CEO purchases equity on the open market, so there is no dilution to shareholders
- **CEO must hold shares for three years following purchase**
- Subject to clawback
- Aligns CEO with long-term interests of shareholders

BIGLARI CAPITAL'S FEES

- Our investments are managed by Biglari Capital, which has a fee structure that comprises no management fee but only a 25% performance fee after a 6% hurdle rate and subject to a high-water mark
  - **Biglari Capital only earns fees for performance since there is no management fee**

	Biglari Capital	The Carlyle Group	Fortress Investment Group[2]	Greenlight Capital Re[3]	Oaktree Capital[5]	Steel Partners	Third Point Reinsurance[7]
Management Fee	**0.0%**	1.0%-2.0%	1.5%-2.5%	1.5%	0.5%-2.0%	1.5%	2.0%
Hurdle	**6.0%**	Varies[1]	0.0%	0.0%[4]	8.0%[6]	0.0%	0.0%
Performance Fee	**25.0%**	20.0%	10.0%-25.0%	20.0%	20.0%	15.0%	20.0%
High-Water Mark	**Yes**	Yes	Yes	No	Varies	No	No

THE FEE STRUCTURE FOR BIGLARI CAPITAL COMPARES FAVORABLY TO COMPARABLE PUBLICLY TRADED COMPANIES

Source: Public filings

Note: the incentive plan structures represented above are for those executives responsible for committing capital and taking risk. In some cases, these plans are different from the CEO's or other NEO's

(1) Certain of Carlyle's funds require a hurdle rate to be achieved prior to payout of any incentive

(2) Management fees and portfolio performance fees for permanent capital vehicles are 1.5% and 25%; Liquid hedge funds are 1-2% and 15-25%; Credit hedge funds are 1-2.75% and 10-20%

(3) Represents the fees pursuant to the firm's Investment Advisory Agreement

(4) Incentive fee drops to 10% on profits in any year subsequent an investment loss, until investments are recouped and an additional amount equal to 150% of the loss is earned

(5) Investment professionals entitled to receive income generated through funds in the form of carried interest. Portfolio managers did receive a direct share of management fees, but the company has since moved away from these arrangements and, instead, provides quarterly payment of a fixed sum

(6) Certain of Oaktree's funds are beholden to a NAV high-water mark before an incentive can be earned

(7) Represents the terms of the Investment Management Agreement with Third Point LLC

BIGLARI CAPITAL'S FEES VERSUS COMPARABLE PUBLIC COMPANIES



Illustrative Fees Paid Per $100 Million Invested
Biglari Capital
The Carlyle Group
Fortress Investment Group
Greenlight Capital Re
Oaktree Capital Group
Steel Partners Holdings
Third Point Reinsurance
($ in millions)
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
0%
5%
10%
15%
20%
25%
30%
Annual Performance

EVEN AT A 30% ANNUAL RETURN, OUR SHAREHOLDERS PAY LESS IN FEES THAN THE SHAREHOLDERS OF COMPARABLE PUBLICLY TRADED COMPANIES

BIGLARI CAPITAL FEES VERSUS "2 & 20" FEES



$14
$12
$10
$8
$6
$4
$2
$0
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
BIGLARI CAPITAL ONLY RECEIVES
FEES FOR PERFORMANCE
2 & 20 Fund
Biglari Capital

BIGLARI CAPITAL'S FEE STRUCTURE IS *CONSIDERABLY MORE FAVORABLE TO* THE LIMITED PARTNER THAN THE STANDARD 2 & 20 HEDGE FUND STRUCTURE

IV. Board of Directors

SARDAR BIGLARI



Experience

- Chairman & CEO at Biglari Holdings
- Chairman, President & Chief Executive Officer at Western
- Chairman, President & Chief Executive Officer at Steak n Shake
- Chairman & CEO at Biglari Capital Corp.

"Biglari Holdings is an enterprise embodying entrepreneurship. Our unwavering focus is based on the advancement of per-share intrinsic value. Those of you who choose to partner with us in the stock because you like our idiosyncrasies know that I will do all I can to make your journey a prosperous one."

PHILIP L. COOLEY – FINANCIAL EXPERTISE



Experience

- Vice Chairman of Biglari Holdings
- Former Director of CCA Industries
- Former Vice Chairman of Western
- Holds a Ph.D. from the Ohio State University, an M.B.A. from the University of Hawaii, and a B.M.E. from Kettering University

"It has been a pleasure and a privilege to see the development of Biglari Holdings, which has been meteoric. My involvement began in the year 2000 when Sardar and I became business partners. We have been partners ever since. I am excited to assist in continuing our value-creating journey."

WILLIAM L. JOHNSON – INSURANCE EXPERTISE



Experience

- Lead Independent Director of Biglari Holdings
- President & CEO at Berean Group
- Former Vice Chairman of Fremont Michigan InsuraCorp
- Former Chairman, President & CEO of SEMCO Energy
- Holds Bachelors and Masters degrees from Central Michigan University

"I am quite excited that we have entered the insurance business. Sardar acquired for the Company an exceptional property and casualty insurer. I am in a position to contribute to the Company's endeavors because of my knowledge and involvement with insurance companies, along with my experience operating within highly regulated environments."

MR. JOHNSON WAS FORMERLY IN AN ADVERSARIAL POSITION TO SARDAR BIGLARI AS VICE CHAIRMAN OF FREMONT

KENNETH R. COOPER – REAL ESTATE AND LEGAL EXPERTISE



Experience

- Independent Director of Biglari Holdings
- Former Director of Western
- Attorney in the private practice of real estate law at the Kenneth R. Cooper Law Office
- Holds a J.D. from St. Mary's University

"It was quite a privilege to have been involved from 2007-2010 on the Western Sizzlin' board and, subsequently, on the Biglari Holdings board. Because of the Company's involvement in various real estate holdings, I have enjoyed contributing to the enhancement of that value. I look forward to continuing to enhance our real estate holdings for it remains an important part of our business."



Experience

- Independent Director of Biglari Holdings
- Former COO at Rite Aid
- Held senior marketing positions at Revco D.S., Inc. and The Sherwin-Williams Company
- Former Director of CCA Industries
- Holds a B.S. from the University of Pittsburgh

"I have spent my entire career in marketing and consumer products businesses. I am a firm believer that when customers are 'champions' of your products, the business will endure and thrive. Our family of businesses is focused on its customers, which is why we have enjoyed tremendous success."

MR. MASTRIAN WAS FORMERLY IN AN ADVERSARIAL POSITION TO SARDAR BIGLARI AS A BOARD MEMBER OF CCA INDUSTRIES

RUTH J. PERSON – MANAGEMENT EXPERTISE



Experience

- Independent Director of Biglari Holdings
- Professor and former Chancellor at the University of Michigan-Flint
- Former Member, Board of Managers, of Hurley Medical Center
- Former Chancellor and Professor at Indiana University Kokomo
- Holds a Ph.D. from the University of Michigan

"I am extremely proud of the progress the Company has made over the last six years. I am pleased that my knowledge of Steak n Shake and its history was a contributor to the success and turnaround of the restaurant chain."

MS. PERSON WAS FORMERLY IN AN ADVERSARIAL POSITION TO SARDAR BIGLARI AS A BOARD MEMBER OF STEAK N SHAKE

OUR DIRECTORS HAVE NEVER SOLD A SINGLE SHARE OF BIGLARI HOLDINGS STOCK

V. What’s Wrong with Groveland?

TIMELINE OF EVENTS

November 21, 2014

Groveland, a holder of 3,345 shares, or $1.2 million of Biglari Holdings stock, publicly announces its nomination of six individuals to take control of the Board

December 17, 2014

Biglari Holdings requests a meeting with Groveland

January 9, 2015

Biglari Holdings arranges a meeting in New York City between its representatives and Groveland's

January 13, 2015

Groveland delivered a letter to the Board outlining some of its proposals for the Company

January 25, 2015

Biglari Holdings' Lead Independent Director, on behalf of the Board, notifies Groveland that the Board has determined Groveland's proposals are not in the best interests of long-term shareholders

PRIOR TO SUBMITTING ITS NOMINATION, GROVELAND MADE NO ATTEMPT TO COMMUNICATE WITH BIGLARI HOLDINGS

Groveland’s ownership of Biglari Holdings = 0.167%

WHO IS GROVELAND?

- Groveland is a small business started by Nick Swenson in 2009
  - ***Groveland is too small to be required to disclose its assets under management with the SEC***
  - Swenson has had no success managing other public companies, yet he is running a full slate to take over the Company
- Groveland invested approximately $1.2 million to acquire 3,345 shares in Biglari Holdings, which represents **0.167%** of the shares outstanding
  - ***WHY IS GROVELAND RUNNING A PROXY CONTEST THAT WILL COST IT APPROXIMATELY 20% OF ITS INVESTMENT?***
    - *Clearly, Groveland is investing $1 million in an effort to take over a $1 billion company for its own benefit*
    - *Swenson is using the same scheme he used to take over a small company* *(see pages 73-76)*
    - *Swenson's and Groveland's* ***interests are completely misaligned*** *with our shareholders*
- Prior to submitting its nomination, ***Groveland made no attempt to communicate with Biglari Holdings*** and, thus far, has been unwilling to share any business plan or strategic initiatives
- We believe Groveland is a risk to the livelihood of the thousands of employees of Biglari Holdings and is a risk to our shareholders

GROVELAND IS SEEKING TO TAKE OVER A $1 BILLION COMPANY WITH A $1 MILLION INVESTMENT

Groveland:

- ☒ *NO SKIN IN THE GAME*
- ☒ *NO PLAN*
- ☒ *UNQUALIFIED NOMINEES*
- ☒ *ULTERIOR MOTIVES*

WHAT DOES GROVELAND WANT?

■ On January 13, 2015, Groveland delivered a letter to the Board proposing the following actions:

☒ **A redemption of the Company's interest in The Lion Fund**

- ✓ ***Our investments have generated returns of 364.3% since August 2009, when Sardar Biglari started managing our portfolio***
- ✓ ***Asking for liquidation of our investments demonstrates a complete lack of understanding of our strategy as well as the repercussions of undertaking such an initiative***
- ✓ ***Groveland is clearly thinking of how they can get personal benefit at the expense of the Company and long-term shareholders***

☒ **Questioning the Company's compensation practices and the determination of Sardar Biglari's compensation**

- ✓ ***We adhere to a stringent "pay for performance" compensation philosophy, which directly aligns with the interests of our shareholders***
- ✓ ***Our compensation structure avoids share dilution by requiring pre-tax cash incentive dollars to be used to purchase shares in the Company on the open market and held for 3 years***
- ✓ ***We have utilized an independent compensation consulting firm to evaluate our compensation program***

☒ **Reconstitute the Board of Directors**

- ✓ ***Groveland's history of taking over companies for its own benefit and its miniscule investment in Biglari Holdings (0.167%) provide clear evidence of its nefarious intention of taking over the Company***
- ✓ ***Groveland has put forward a low-quality slate of nominees, and has articulated no business plan for the Company***

GROVELAND IS USING "RED HERRING" ARGUMENTS TO DISTRACT SHAREHOLDERS FROM ITS TRUE MOTIVE OF TAKING OVER BIGLARI HOLDINGS

"We believe the Board may not have acted in the best interest of shareholders because its interests are not aligned with the interests of the Company's shareholders, shareholders like us who have put a significant amount of their own capital at risk by buying the Company's stock in the open market. ***WITHOUT 'SKIN' IN THE GAME, WE BELIEVE THE BOARD IS NOT MOTIVATED TO CREATE VALUE FOR SHAREHOLDERS.****"*

– Nick Swenson, Groveland (owner of 0.167% of BH shares)

AO Partners & Farnam Street Capital Schedule 14A, October 10, 2012 (emphasis added)

WHY WOULD SHAREHOLDERS EVER VOTE FOR NICK SWENSON?



- Nick Swenson is a 46-year-old manager with Groveland
  - Holds three board positions and is trying to get elected to a fourth – Biglari Holdings would be his fifth public company board position
  - Has seven current positions at five different organizations
  - ***HAS NO RELEVANT INDUSTRY OR OPERATING EXPERIENCE FOR THE BOARD OF BIGLARI HOLDINGS***
- ***Was a co-investor in and board member of Sun Country Airlines alongside Tom Petters*** who is currently serving a 50-year sentence in federal prison after being convicted of orchestrating the third largest Ponzi scheme in U.S. history
- ***Has broken promises to shareholders at Air T***
  - Communicated to Air T shareholders that the Chairman and CEO positions should be separate
    - Later installed as both Chairman and CEO
  - Fought Air T board to drop a poison pill prior to taking control of the company
    - After his fund accumulated nearly 29% of the stock, adopted a poison pill at 20%
      - Pill was adopted even though Air T shareholders, including Swenson, voted to remove a pill in 2013
- As Chairman of Pro-Dex, ***launched a rights offering on troubling terms*** and lacked thorough planning, which could have led to disastrous results for shareholders

SWENSON HAS A DREADFUL TRACK RECORD OF STEWARDSHIP

RELATIONSHIP WITH CONVICTED FELON TOM PETTERS

PETTERSGROUP WORLDWIDE

sun country airlines

- In 2006 Nick Swenson‘s former firm, Whitebox, invested with fellow Minneapolis native Tom Petters to acquire Sun Country Airlines
  - ***SWENSON AND PETTERS SERVED TOGETHER ON SUN COUNTRY’S BOARD OF DIRECTORS FROM 2006 TO 2007***
- **On September 24, 2008, Petters’ office was raided by federal investigators, and he was eventually convicted for running a $3.7 billion Ponzi scheme (the third largest in U.S. history); sentenced to 50 years in prison**




AMERICAN
GREED
AMERICANGREED.CNBC.COM


FBI

- Days later, on October 6, 2008, Sun Country Airlines filed for bankruptcy

SWENSON DEMONSTRATED EXTREMELY POOR JUDGMENT BY CONDUCTING BUSINESS WITH TOM PETTERS

NICK SWENSON'S TAKEOVER OF AIR T

- In March 2012, Nick Swenson requested that the company appoint **both Swenson and Seth Barkett** to the board of Air T
  - In June 2012, the company announced that it would nominate Swenson to the board at the 2012 annual meeting (the board was expanded from nine to 10 seats)
- In April 2013, Swenson disclosed a letter to the lead director of Air T suggesting certain changes to the board, including a reduction of the size of the board from 10 to seven, while keeping five incumbent directors and adding two new directors
  - ***SWENSON ALSO RECOMMENDED SEPARATING THE CHAIRMAN AND CEO POSITIONS AND ASKED FOR THE IMMEDIATE ELIMINATION OF THE POISON PILL***
- In May 2013, Swenson disclosed his nomination of eight candidates for election to the board at the 2013 annual meeting (including Swenson's employee and current nominee Seth Barkett)
- In June 2013, Air T and Swenson announced a settlement agreement whereby Air T agreed to nominate three dissident nominees, increase its poison pill trigger from 15% to 20%, and allow Swenson to vote against approval of the pill at the upcoming annual meeting
  - In August 2013, the pill, which was publicly opposed by Swenson in a statement in the Air T proxy statement, failed to be approved at the Air T annual meeting
    - ***ON OCTOBER 30, 2013, CEO WALTER CLARK RESIGNED AND THE NEXT DAY SWENSON WAS APPOINTED "INTERIM" CEO***
- In February 2014, Air T issued a press release stating: ***"Air T, Inc. also announced the appointment of Nick Swenson, current Chairman of the Board and Interim Chief Executive Officer, as its Chief Executive Officer"***
  - ***AIR T PROVIDED NO DETAILS ON HOW THE COMPANY CAME TO NAME ITS "INTERIM CEO" AS PERMANENT CEO AND CHAIRMAN***
- *In December 2014, Air T adopted a new poison pill with a 20% trigger, despite Swenson's prior opposition*
  - ***By this point, Swenson already controlled nearly 29% of the Company***

SWENSON HAS ALREADY TAKEN OVER A COMPANY AND BROKEN NUMEROUS PROMISES TO ITS SHAREHOLDERS

Swenson has a track record of using corporate governance arguments as the basis for his proxy fights to gain control of companies

But once he has assumed control he implements governance practices far worse than those he previously criticized

- ☒ *Air T: Swenson ran a campaign against the Company's poison pill only to reinstate a pill with a 20% trigger after Swenson controlled nearly 29%*
- ☒ *Air T: Swenson fought to have the Company's Chairman and CEO position separated, only to assume both positions*
- ☒ *Pro-Dex: Swenson ran a campaign criticizing the Company's governance only to pursue a self-interested rights offering*

TIMELINE OF NICK SWENSON'S TAKEOVER OF AIR T

2012

Mar.

Mar. 9, 2012
Swenson requests that he be added to the board

Mar. 26, 2012
Air T adopts a poison pill with a 15% trigger

Mar. 30, 2012
Swenson formally requests that he and Seth Barkett be added to the Board

Jun.

Jun. 5, 2012
Air T appoints Swenson to the board via settlement

2013

Apr.

Apr. 4, 2013
Swenson discloses letter asking for a reconstituted board, removal of the poison pill, separation of Chairman and CEO, and the insertion of Swenson and Brian Wilson as Co-Chairs

Apr. 25, 2013
Swenson asks for an increase in the poison pill's threshold from 15% to 25%, a binding vote at the annual meeting on the pill, and the insertion of Wilson as the new Chairman

May

May. 1, 2013
Wilson named Chairman

May 2, 2013
Swenson nominates a CONTROL SLATE, including Barkett

May 6, 2013
Swenson sends a letter to the Chairman proposing that the next proxy ballot include 10 director nominees for the seven seats on the board

Jun.

Jun. 13, 2013
Settlement announced, whereby the company agreed to nominate three dissident nominees
Air T also increased its poison pill from 15% to 20%, and Swenson was allowed to vote against the pill

Jul.

Jul. 22, 2013
Air T files proxy statement with statement of opposition of the poison pill proposal by Swenson

Aug.

Aug. 30, 2013
Poison pill rejected at the annual meeting

Oct.

Oct. 31, 2013
Swenson named Chairman & "Interim" CEO

2014

Feb.

Feb. 10, 2014
SWENSON NAMED CHAIRMAN & CEO LESS THAN ONE YEAR AFTER HE DEMANDED TO HAVE THESE POSITIONS SEPARATED

Dec.

Dec. 15, 2014
AIR T ADOPTS NEW POISON PILL WITH 20% TRIGGER –
BY THIS POINT, SWENSON ALREADY CONTROLLED NEARLY 29% OF THE COMPANY

NICK SWENSON'S TAKEOVER OF AIR T (CONT.)



NICK SWENSON

Chairman & CEO of Air T

- Successfully led a campaign to have the positions of Chairman and CEO separated at Air T
- ***Months later, inserted as Chairman and CEO of Air T***
- Successfully led a campaign to have Air T's poison pill removed
- ***After acquiring nearly 29% of Air T, put in place a poison pill with a 20% threshold***

- How much time does Swenson spend acting as CEO of Air T?
  - Swenson holds three board positions ***and is trying to get elected to a fourth***
    - ***Biglari Holdings would be his fifth public company board position***
  - ***HOLDS SEVERAL POSITIONS AT FIVE DIFFERENT ORGANIZATIONS***
    - CEO/President at Air T
    - Chairman at Air T
    - Portfolio Manager at AO Partners
    - Portfolio Manager at Groveland
    - Chairman at Pro-Dex
    - Director at Insignia
- Why is Swenson using Air T cash to buy minority stakes in other unrelated public companies?

The Company's assets and liabilities measured at fair value (all Level I categories) were as follows:

	Fair Value Measurements at March 31,	
	2014	2013
Marketable securities	$ 1,460,518	$ -

Source: Air T Form 10-K filed June 2, 2014

WHY WOULD BIGLARI HOLDINGS SHAREHOLDERS TRUST SWENSON?

SWENSON'S RELATIONSHIP WITH BIGLARI HOLDINGS SHAREHOLDER ANDREW OSBORNE

- Groveland's settlement with Air T included Nick Swenson recommending Andrew Osborne from Kingsbury Run Capital, LLC to the board
- Osborne is a Biglari Holdings shareholder
- Osborne began calling Biglari Holdings shareholders in 2014 to speak out against management
  - Osborne continues to call Biglari Holdings shareholders to solicit support for Groveland
  - **WHY IS OSBORNE, AS A BOARD MEMBER OF AIR T, CALLING BIGLARI HOLDINGS SHAREHOLDERS?**
- We believe that Osborne is an undisclosed participant of Groveland's Group

ARE THERE OTHER MEMBERS OF GROVELAND'S GROUP WHO HAVE NOT BEEN DISCLOSED?

SWENSON'S ATTEMPT TO TAKE ADVANTAGE OF PRO-DEX SHAREHOLDERS

- In 2014, Pro-Dex, Inc., under the leadership of Nick Swenson as Chairman, launched a rights offering on terms that we believe were less than favorable to shareholders
  - In the rights offering, shareholders had to exercise their rights or they would lose them
    - Shareholders did not have the option to sell their rights
    - The ability to oversubscribe in the Pro-Dex offering was provided only to an affiliate of Swenson and one other director, allowing Swenson to potentially further consolidate control at a discount – and at the expense of other shareholders
- In addition to the troubling terms of the Pro-Dex rights offering conducted during Swenson's tenure as Chairman, was his apparent lack of thorough planning
  - The rights offering provided that Pro-Dex's two largest shareholders, AO Partners I, LP, an affiliate of Swenson's, and Farnam Street Partners, L.P., an affiliate of another Pro-Dex director, would be required to act as standby purchasers to acquire all unsubscribed shares in the rights offering
  - After consummating the rights offering, however, Pro-Dex had to eliminate this backstop obligation because the company concluded that it would have jeopardized Pro-Dex's ability to utilize its net operating loss or tax credit carryforwards
  - **IT APPEARS TO US THAT SWENSON FAILED TO PERFORM A PRELIMINARY ANALYSIS OF THE TAX IMPACTS OF THE PRO-DEX RIGHTS OFFERING**

HOW CAN SWENSON JUSTIFY ATTEMPTING TO TAKE ADVANTAGE OF PRO-DEX SHAREHOLDERS?

WHY WOULD SHAREHOLDERS EVER VOTE FOR SETH BARKETT?



facebook.com (as of March 6 2015)

- Seth Barkett is a 31-year-old employee of Groveland
  - He appears to have had four jobs in six years after graduating from Wheaton College in 2006
  - He writes articles promoting stocks on a Seeking Alpha blog
- He has no financial commitment to the Company, given that he has traded in and out of Biglari Holdings stock over the past two years
- **A month before being nominated by Groveland, Barkett sold all of his Biglari Holdings stock – he owns exactly ZERO shares**
- **He has no relevant industry or operating experience for the Board of Biglari Holdings**

Does this time horizon align with the interests of Biglari Holdings shareholders?



Singleton Student
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seekingalpha.com/author/singleton-student (as of February 23, 2015)

BARKETT IS NOT QUALIFIED

From Seth Barkett's public Facebook profile



Seth Barkett
August 3, 2008 ·

I made a million dollars today. How was your day?

facebook.com (as of March 6 2015)

DOES BARKETT HAVE GOOD JUDGMENT?

SETH BARKETT'S TRADING IN BIGLARI HOLDINGS

Transaction Date	Number Purchased (Sold)	Holdings Post-Transaction
December 13, 2012	20	20
December 14, 2012	80	100
February 28, 2013	25	125
March 4, 2013	10	135
March 15, 2013	15	150
March 20, 2013	10	160
March 22, 2013	15	175
March 26, 2013	10	185
March 27, 2013	15	200
March 28, 2013	10	210
April 3, 2013	5	215
May 8, 2013	(15)	200
August 7, 2013	**(200)**	**0**
August 27, 2014	225	225
August 29, 2014	25	250
September 4, 2014	25	275
September 10, 2014	10	285
October 8, 2014	5	290
October 9, 2014	10	300
October 20, 2014	**(300)**	**0**

Source: Groveland Schedule 14A filed November 21, 2014

Sold his entire position one month prior to his nomination to our Board

Barkett owns ZERO shares of Biglari Holdings

Barkett has completely exited his "investment" in Biglari Holdings twice in the last two years and is trying to help take control of the Company while owning ZERO shares

BARKETT IS A TRADER, NOT AN INVESTOR

GROVELAND'S TRADING IN BIGLARI HOLDINGS

Transaction Date	Number Purchased (Sold)	Holdings Post-Transaction
October 24, 2012	352	352
October 26, 2012	298	650
November 8, 2012	25	675
November 14, 2012	30	705
November 16, 2012	30	735
December 13, 2012	65	800
February 4, 2013	100	900
February 13, 2013	82	982
February 14, 2013	18	1,000
February 28, 2013	600	1,600
March 4, 2013	100	1,700
March 8, 2013	6	1,706
March 15, 2013	44	1,750
March 18, 2013	50	1,800
March 19, 2013	50	1,850
March 20, 2013	50	1,900
March 22, 2013	100	2,000
March 26, 2013	100	2,100
March 27, 2013	100	2,200
March 28, 2013	100	2,300

Transaction Date	Number Purchased (Sold)	Holdings Post-Transaction
April 2, 2013	100	2,400
April 3, 2013	100	2,500
August 12, 2013	(250)	2,250
September 23, 2013	503*	2,753
November 5, 2013	(3)	2,750
February 28, 2014	**(2,650)**	**100**
August 27, 2014	**1,221**	**1,321**
August 28, 2014	179	1,500
September 4, 2014	100	1,600
September 9, 2014	200	1,800
September 19, 2014	500	2,300
November 5, 2014	700	3,000

* Rights subscription
Source: Groveland Schedule 14A filed November 21, 2014

Groveland is a stock trader, not an investor

IN CONTRAST, OUR DIRECTORS HAVE NEVER SOLD ANY OF THEIR BIGLARI HOLDINGS SHARES

GROVELAND'S "PROVEN TRACK RECORD"

SCREENSHOT FROM GROVELAND'S WEBSITE

Proven Track Record

Nick Swenson, founder and portfolio manager, is responsible for developing and implementing the funds investment strategy at Groveland Capital. Previously, Mr. Swenson was founder and portfolio manager of the Whitebox Hedged High Yield Fund (WB HHY) from inception in 2002 through February 2009, where he grew Assets Under Management at Whitebox from $10 million to $1.65 billion.

Our Leadership

Groveland Capital is comprised of a seasoned team of industry professionals with over 25 years of experience executing key elements of the firm's investment strategies. The team's experience spans multiple credit, equity, and market cycles. This includes work at Whitebox Advisors, Resource Land Holdings, and Varde Partners.

Nick Swenson
CEO & Portfolio Manager



Seth Barkett
Portfolio Manager

www.grovelandcapital.com/advisory.html (as of February 23, 2015)

Why does Groveland not file a Form 13F?

What is Groveland's actual performance?

Why did Swenson leave Whitebox if he was a "founder" and grew AUM by more than 1,000%?

Why has Swenson been unable to replicate his "Whitebox success" at Groveland?

GROVELAND HAS BEEN IN BUSINESS SINCE 2009, AND YET SWENSON CONTINUES TO LEAN ON HIS SUSPECT WHITEBOX "GLORY YEARS"

GROVELAND'S OTHER NOMINEES

- Groveland assembled a low-quality slate of proposed directors for shareholders to consider
- Outside of Nick Swenson, the Groveland slate owns no shares and has remarkably little public board experience
  - ***HOW DID GROVELAND RECRUIT THIS SLATE?***
  - ***WHAT WAS ITS RATIONALE FOR EACH SELECTED DIRECTOR?***
  - ***WHAT WOULD THEY BRING TO BIGLARI HOLDINGS?***

Ryan Buckley

- **No public company board experience**
- **No relevant industry or operating experience for the Board of Biglari Holdings**
- **Owns ZERO shares in Biglari Holdings**

Stephen Lombardo

- **No public company board experience**
- **Owns ZERO shares in Biglari Holdings**

Tom Lujan

- **No public company board experience**
- **No relevant industry or operating experience for the Board of Biglari Holdings**
- **Owns ZERO shares in Biglari Holdings**

Jim Stryker

- **One public company board for one year**
- **No relevant operating experience for the Board of Biglari Holdings**
- **Owns ZERO shares in Biglari Holdings**

WE BELIEVE NOT ONE OF THE GROVELAND NOMINEES IS QUALIFIED TO SERVE ON THE BOARD OF BIGLARI HOLDINGS

GROVELAND NOMINEES LACK EXPERIENCE AND KNOWLEDGE TO RUN BIGLARI HOLDINGS

	5+ Years on a Public Board	5+ Years as a Public Company CEO	Restaurant Operator	Insurance	Marketing	Publishing	Number of BH Shares Owned
Nick Swenson	✘	✘	✘	✘	✘	✘	345
Seth Barkett	✘	✘	✘	✘	✘	✘	**ZERO**
Tom Lujan	✘	✘	✘	✘	✘	✘	**ZERO**
James Stryker	✘	✘	✘	✘	✘	✘	**ZERO**
Stephen Lombardo	✘	✘	✘	✘	✘	✘	**ZERO**
Ryan Buckley	✘	✘	✘	✘	✘	✘	**ZERO**

✓ – has relevant experience ✘ – lacks relevant experience

WOULD ANYONE ENTRUST THEIR INVESTMENT TO THIS GROUP?

GROVELAND HAS ATTEMPTED TO MISLEAD BIGLARI HOLDINGS SHAREHOLDERS

- Consistent with its overall lack of financial sophistication and poor judgment, Groveland has grossly misrepresented numerous facts about Biglari Holdings in its public proxy statement
  - Groveland makes numerous misrepresentations; however, there are general themes
    - ☒ Only comparing Biglari Holdings to restaurant company peers and completely ignoring all of our numerous business interests
    - ☒ Suggesting that the Company needs a new CEO with only restaurant operating experience
      - *Why would shareholders want to replace a management team that took a restaurant company that was on the path to insolvency to one of the best performing restaurants – sustaining over 23 consecutive quarters of same-store sales growth?*
    - ☒ Focusing on operating income when Biglari Holdings specifically does not seek to maximize operating income
    - ☒ Repeatedly switching between overall Company financials and segment financials and crafting disingenuous representations of our financial performance
      - **DOES GROVELAND REALIZE THAT BIGLARI HOLDINGS IS A HOLDING COMPANY WITH DIVERSE BUSINESSES?**

GROVELAND IS EITHER NAIVE AND FINANCIALLY UNSOPHISTICATED, OR IS INTENTIONALLY MISLEADING SHAREHOLDERS

MISREPRESENTING OUR PERFORMANCE

Groveland Misrepresentation

"THE COMPANY'S STOCK PRICE HAS UNDERPERFORMED ITS BENCHMARK INDICES AND PEER GROUP."

Groveland Schedule 14A, March 12, 2014

THE TRUTH

BIGLARI HOLDINGS' PERFORMANCE VS. THE S&P 500 INDEX

	Annual Percentage Change	
Year[1]	Share price of Biglari Holdings[2]	S&P 500 Index[3]
2008	-12.1	-26.8
2009	172.4	26.5
2010	26.6	15.1
2011	-10.2	2.1
2012	5.9	16.0
2013	40.0	32.4
2014	-14.9	13.7
2015	6.9	1.0
Overall Gain	**266.8%**	91.8%

A shift of one year – excluding the robust performance of 2009 but including the negative results of 2014 – distorts performance calculations for it omits the revaluation by the market in 2009

(1) Note: 2008 is a partial year from August 5, 2008 (the day Sardar Biglari was named CEO) through December 31, 2008, 2009-2014 are full calendar years, and 2015 is as of March 6, 2015
(2) Note: Historical share prices adjusted for rights offerings
(3) Source: FactSet; Note: Includes reinvested dividends

MISREPRESENTING OUR REVENUE GROWTH

Groveland Misrepresentation

Revenue Growth as Presented by Groveland

Revenue	2002	2003	2004	2005	2006	2007	2008
(Old Mgmt.)	$459.0	$499.1	$553.7	$606.9	$638.8	$654.1	$611.3
CAGR							4.9%

Revenue	2008	2009	2010	2011	2012	2013	2014
(Current Mgmt.)	$611.3	$628.7	$673.8	$709.2	$740.2	$755.8	$793.8
CAGR							4.5%

THE TRUTH


Cumulative CapEx
Prior Management
Current Management
Capital Expenditures ($ in thousands)
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$30,707
$76,985
$140,607
$221,447
$290,090
$321,533
$5,751
$11,812
$22,904
$30,417
$36,754
$62,152
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Company-operated Units:
356
365
398
428
435
423
412
412
413
414
415
416

Prior management grew revenue through unit expansion, while we have grown revenue by increasing customer traffic within existing stores

Prior management spent 5.2x more in capex to increase revenue

By attempting to criticize our revenue growth, Groveland actually highlights our management's achievement

Note: Fiscal year

MISREPRESENTING OUR SG&A

Groveland Misrepresentation


SG&A Margin Twelve Months Ended Sept 2014 (1)(2)(3)
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Median 9.9 %
16.2%
ARMK EAT TXRH CHUY CBRL BBRG IRG PNRA KKD SBUX CAKE BJRI PLAY BLMN CMG BWLD NDLS LUB DFRG MCD PZZA RUTH DRI DAVE TAST HABT YUM RT BOBE FRGI RRGB DENN DPZ PBPB SONC WEN JACK NATH ZOES BH JMBA DIN DNKN PLKI FRSH
Company Ticker Symbols

Groveland did not add the "selling" part of SG&A into a majority of the comps they provide

THE TRUTH

Groveland left out advertising expense for the following companies:

In failing to properly derive SG&A for a majority of their comps, was Groveland attempting to mislead shareholders?

MISREPRESENTING OUR SG&A (CONT.)

Groveland Misrepresentation



SG&A Margin Twelve Months Ended Sept 2014 (1)(2)(3)
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Median 9.9 %
16.2%
ARMK
EAT
TXRH
CHUY
CBRL
BBRG
IRG
PNRA
KKD
SBUX
CAKE
BJRI
PLAY
BLMN
CMG
BWLD
NDLS
LUB
DFRG
MCD
PZZA
RUTH
DRI
DAVE
TAST
HABT
YUM
RT
BOBE
FRGI
RRGB
DENN
DPZ
PBPB
SONC
WEN
JACK
NATH
ZOES
BH
JMBA
DIN
DNKN
PLKI
FRSH
Company Ticker Symbols

THE TRUTH

Groveland compares a diversified holding company's unadjusted SG&A margin, which includes the expenses of an insurance company and a publishing firm in a turnaround stage, to that of restaurant companies

MISREPRESENTING OUR RESTAURANT G&A

Groveland Misrepresentation

Groveland uses FY 2009 as the baseline, even though FY 2009 represents current management's first full year

Our G&A percentage has declined substantially since FY 2008

We began a franchise initiative in FY 2010, and the costs associated with it show up in G&A

To accurately compare G&A percentage from FY 2008 to later years, an investor must also evaluate the growth of the franchise business

Franchise revenue from 2010-2014 has grown by nearly 200%


THE TRUTH
Adjusted G&A Percentage(1)
7.6%
6.2%
Since FY 2008 our G&A overhead has improved 140 BPS
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
2008
2014

(1) G&A adjusted to remove costs associated with Steak n Shake's franchise initiative, which started in FY 2010

MISREPRESENTING OUR OPERATING PERFORMANCE

Groveland Misrepresentation

"Over the past year, the Company's Operating Income has declined from $20.7 million in fiscal 2013 (a 2.7% margin) to $14.3 million in fiscal 2014 (a 1.8% margin), a decline of 30.9%. Over the past three years, the Company's Operating Income has fallen from $52.5 million in fiscal 2011 (a 7.4% margin) to $14.3 million in fiscal 2014 (a 1.8% margin), a decrease of 72.8%. Over a 5-year period, BH's Operating Income has fallen from $20.9 million in fiscal 2009 (a 3.3% margin) to $14.3 million in fiscal 2014 (a 1.8% margin), a decline of 31.6%."

Groveland Schedule 14A, March 12, 2014

THE TRUTH

We believe the above referenced statement completely ignores the contribution of investments to the overall value of the Company, a position that we have asserted as being an essential tenet of our capital allocation strategy

In addition, operating income is presented in Groveland's proxy statement on a consolidated basis, which includes recent investments in turnaround businesses, such as Maxim, which we believe will be accretive to value in the long run

We believe that Groveland's selective presentation of operating income without a corresponding discussion of investments as well as segment-level business analysis does not provide shareholders with the necessary data to properly evaluate the performance of the Company

MISREPRESENTING OUR FRACTIONAL OWNERSHIP OF CORPORATE AIRCRAFT

Groveland Misrepresentation

"According to the FAA Registry, since Mr. Biglari became CEO the Company has acquired interests in three Gulfstream Aerospace G-IVs, as well as an interest in one Cessna Citation X-750. BH's interests in four corporate aircraft (each an expensive luxury) are an indicator that SG&A spending is not disciplined. In the words of Mr. Biglari addressing a CEO who purchased a corporate jet, 'the private jet symbolizes an ongoing culture, one that doesn't care about its shareholders. An absolute business essential is an ethos with firm self-control involving capital allocation and company expenses.'"

Groveland Schedule 14A, March 12, 2014

THE TRUTH

Groveland attempts to give the impression that we have a fleet of aircraft at San Antonio International Airport

The reality is that we have purchased hours of aircraft use pursuant to a fractional ownership program

The true context of the quote used by Groveland is that Sardar Biglari was referring to the then Chairman of Friendly Ice Cream Corporation, who was using a private jet for his other business and expensing the aircraft to Friendly's

Furthermore the Chairman admitted he was only working two days per month at the company

MISREPRESENTING OUR STOCK-BASED COMPENSATION PRACTICES

Groveland Misrepresentation

Groveland's proxy statement contains a pledge that Groveland's nominees intend to agree to "not issue any stock or options to the board"

THE TRUTH

We suspended indefinitely all stock option awards to Directors in 2009 and have not since made any such grants

Suggesting the elimination of stock options to the Board as a remedial measure to align the nominees' interests with shareholders is disingenuous and creates a perception that the current Board has a practice of granting stock options to its members

MISREPRESENTING OUR OPERATING PERFORMANCE

Groveland Misrepresentation

"The Company's operating performance with Mr. Biglari at the helm has been worse than that of those predecessors he so criticized in 2008!"

Groveland Schedule 14A, March 12, 2014



THE TRUTH
Cumulative Same-Store Sales
Prior Management
Current Management
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
1.7%
0.5%
-3.0%
-2.1%
-5.8%
-0.2%
-12.5%
-2.3%
4.1%
-5.9%
11.9%
-7.6%
16.6%
-6.4%
21.0%
-5.5%
23.7%
-6.6%
27.3%
-7.5%
Steak n Shake
Knapp-Track Index (1)
Q4 2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

(1) Source: Knapp-Track

Note: Fiscal year same-store sales growth; cumulative same-store sales reset at the start of FY 2009 for both Steak n Shake and the Knapp-Track Index

Steak n Shake prior to Sardar Biglari:

- Same-store traffic had declined by 20.3% from 2006 to 2008
- In 2008, cash balance was $1.6 million
- Bank debt was $27.0 million (bank loan and draw on revolver); loan covenants were out of compliance multiple times; needed to obtain waivers and renegotiate terms
- Multiple reductions in credit line, which started at $50 million and ended at $25 million
- **THE COMPANY WAS WITHIN 90 DAYS OF INSOLVENCY**

QUESTIONS FOR GROVELAND

What qualifications do the Groveland nominees have for the Board and what is their plan?

- Who on the Groveland slate has restaurant operating experience?
  - How many restaurants did they operate?
  - What was their record of same-store sales growth?
  - What experience did they have in developing a franchising platform?
  - How could they improve Steak n Shake (one of only two restaurants nationally to have 23 consecutive quarters of same-store sales growth)?
- Who on the Groveland slate is qualified to run an insurance business?
  - Do they have the necessary legal licenses to oversee the business?
  - What is its plan to grow First Guard?
- Who on the Groveland slate is qualified to run a publishing business?
  - What is its vision and strategic plan to develop Maxim?
- Who on the Groveland slate is qualified to oversee a large investment portfolio?
  - What fees do they charge when managing assets?

What is Groveland's history?

- What is Groveland's investment track record?
- What is its assets under management?
- Why did Nick Swenson leave Whitebox if he was a "founder" and was able to "grow AUM by more than 1,000%?"
- Since Groveland was started in 2009, how much capital has it raised from outside investors?
- Why does it own such a small stake in Biglari Holdings?
- Why did Groveland structure a non-transferable rights offering at Pro-Dex that gave Swenson and his partner 100% of the over-subscription rights?
- Does Groveland know that an employee of Kingsbury Run (who is on the Board with Swenson at Air T) has been soliciting support for their campaign at Biglari Holdings?
- Should Kingsbury Run be a disclosed group participant?
- How did Groveland select this slate of nominees?
- Why is Swenson trying to be elected to the Board when he is already on three boards and seeking a fourth?
- How does Swenson justify enacting a poison pill at Air T when he ran a public campaign against the pill?
- How does Swenson justify taking the positions of both Chairman and CEO of Air T just a few months after calling for the separation of those roles?
- Why did Swenson's former firm invest with Tom Petters?
- Why has Groveland traded in and out of Biglari Holdings stock?
- **Why are they spending nearly 20% of their investment on a proxy contest?**
- **What is Groveland's agenda when it has such a small position in the Company?**

"We are honored to be stewards of your capital, we value your long-term commitment, and we anticipate a continuing, prosperous partnership."

– Sardar Biglari

Shareholders

OKAPI PARTNERS

Bruce H. Goldfarb/Charles Garske/Michael Fein
(212) 297-0720 / (877) 279-2311
info@okapipartners.com